David T. Foy Executive Vice President and Chief Financial Officer

December 14, 2012

Mr. Jim B. Rosenberg

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	White Mountains Insurance Group, Ltd. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-08993

Dear Mr. Rosenberg,

I refer to your letter dated November 30, 2012 (the “Comment Letter”). In connection with the Company’s response, we acknowledge the following:

•                       The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                       Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                       The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Set forth below are the Company’s responses to your comments contained in the Comment Letter. The italicized and numbered paragraphs and headings below correspond to those set forth in the Comment Letter.

Comment 1:

Consolidated Financial Statements

Note 13. Statutory Capital and Surplus, page F-57

1.                                      Your current disclosure states only that your insurance subsidiaries exceed the regulatory requirements. Provide us proposed disclosure to be included in future periodic reports that discloses the amount of statutory capital and surplus necessary to satisfy regulatory requirements, as specified by ASC 944-505-50-1b.

Response to Comment 1:

We will comply with your request by including additional disclosure in our December 31, 2012 Form 10-K filing. An example of this disclosure has been included as Exhibit A to this letter.

Comment 2:

Financial Statement Schedules

Schedule II Condensed Financial Information of the Registrant, page FS-2

2.                                      The condensed balance sheet shows an increase in fixed maturity investments from $5.8 million at December 31, 2010 to $1,334.5 million at December 31, 2011. Tell us what caused this increase and why it does not appear to be entirely reported on the statement of cash flows or disclosed as a noncash item.

Response to Comment 2:

The increase primarily relates to the November 2011 liquidation of Lone Tree Insurance Group Ltd., a direct wholly-owned subsidiary, into the Registrant. We will include additional disclosure in our December 31, 2012 Form 10-K filing to describe this noncash item. An example of this disclosure, which has been edited from the disclosure contained on page FS-2 of our December 31, 2011 Form 10-K, has been included as Exhibit B to this letter.

Comment 3:

3.                                      With regard to the condensed statement of cash flows, reconcile for us:

•                  The $267.3 million net increase in short-term investments in 2011 to the change in that caption on the balance sheet; and

•                  The $192.5 million repayment of debt from subsidiaries in 2011 to the balance sheet.

Response to Comment 3:

We have provided a reconciliation of the changes in the Registrant’s short-term investment and payable to subsidiary balances from December 31, 2010 to December 31, 2011 as part of Exhibit C to this letter. As noted in Exhibit C, these balances were impacted by the liquidation of Lone Tree Insurance Group Ltd. into the Registrant described above in comment response #2. We will include additional disclosure in our December 31, 2012 Form 10-K filing to describe this noncash item. An example of this disclosure, which has been edited from the disclosure contained on page FS-2 of our December 31, 2011 Form 10-K, has been included as Exhibit B to this letter.

Please feel free to call me at (203) 458-5850 should you have any questions.

Respectfully submitted,

By: /s/ David Foy
David Foy

CC:	Frank Wyman
Lisa Vanjoske

Exhibit A

NOTE 13. Statutory Capital and Surplus

White Mountains’ insurance and reinsurance operations are subject to regulation and supervision in each of the jurisdictions where they are domiciled and licensed to conduct business. Generally, regulatory authorities have broad supervisory and administrative powers over such matters as licenses, standards of solvency, premium rates, policy forms, investments, security deposits, methods of accounting, form and content of financial statements, reserves for unpaid loss and LAE, reinsurance, minimum capital and surplus requirements, dividends and other distributions to shareholders, periodic examinations and annual and other report filings. In general, such regulation is for the protection of policyholders rather than shareholders.  In addition, the NAIC uses risk-based capital (“RBC”) standards for property and casualty insurers as a means of monitoring certain aspects affecting the overall financial condition of insurance companies. At December 31, 2011, White Mountains’ active insurance and reinsurance operating subsidiaries exceeded their respective RBC requirements.

OneBeacon’s consolidated combined policyholders’ surplus of its insurance operating subsidiaries as reported to various regulatory authorities as of December 31, 2011 and 2010 was $1.0 billion and $1.1 billion. OneBeacon’s consolidated combined statutory net income (loss) for the years ended December 31, 2011, 2010 and 2009 was $119.6 million, $257.2 million and $210.5 million. The principal differences between OneBeacon’s combined statutory amounts and the amounts reported in accordance with GAAP include deferred acquisition costs, deferred taxes, market value adjustments for debt securities and recognition of pension plans. The minimum policyholders’ surplus necessary to satisfy OneBeacon’s regulatory requirements was $362.1 million, which equals the authorized control level of the NAIC risk-based capital based on the consolidated combined policyholders’ surplus of OneBeacon’s insurance operating ~~subsidiaries’ statutory policyholders’ surplus~~ subsidiaries at December  31, 2011 ~~was in excess of the minimum requirements of relevant state insurance regulations.~~.

Sirius International’s total regulatory capital at December 31, 2011 was $2.1 billion.  In accordance with Swedish regulations, Sirius International holds restricted equity of $1.6 billion as a component of Swedish statutory regulatory capital. This restricted equity cannot be paid as dividends. The minimum regulatory capital necessary to satisfy Sirius International’s regulatory requirements was $273.0 million at December 31, 2011.

Sirius America’s policyholders’ surplus, as reported to various regulatory authorities as of December 31, 2011 and 2010, was $533.7 million and $742.6 million. Sirius America’s statutory net income (loss) for the years ended December 31, 2011, 2010 and 2009 was $101.4 million, $70.2 million and $46.9 million. The principal differences between Sirius America’s statutory amounts and the amounts reported in accordance with GAAP include deferred acquisition costs, deferred taxes, gains recognized under retroactive reinsurance contracts and market value adjustments for debt securities. ~~Sirius America’s statutory~~ The minimum policyholders’ surplus necessary to satisfy Sirius America’s regulatory requirements was $142.0 million, which equals the authorized control level of the NAIC risk-based capital based on Sirius America’s policyholders surplus at December  31, 2011 ~~was in excess of the minimum requirements of relevant state insurance regulations~~.

Central National’s policyholders’ surplus, as reported to various regulatory authorities as of December 31, 2011 and 2010, was $13.4 million and $15.0 million. Central National’s statutory net income (loss) for the years ended December 31, 2011 and 2010 was $0.1 million and $1.6 million. The minimum policyholders’ surplus necessary to satisfy Central National’s regulatory requirements was $2.2 million, which equals the authorized control level of the NAIC risk-based capital based on Central National’s policyholders’ surplus at December 31, 2011.

Scandinavian Re and White Shoals Re are also subject to regulation and supervision by the Bermuda Monetary Authority (“BMA”). Generally, the BMA has broad supervisory and administrative powers over such matters as licenses, standards of solvency, investments, methods of accounting, form and content of financial statements, minimum capital and surplus requirements, and annual and other report filings. In general, such regulation is for the protection of policyholders rather than shareholders. As of December 31, 2011, Scandinavian Re and White Shoals Re had statutory capital and surplus of $27.6 million and $15.4 million~~, which was in excess of the minimum requirements of the BMA~~. The minimum statutory capital and surplus necessary to satisfy the BMA’s regulatory requirements for Scandinavian Re and White Shoals Re was $13.7 million and $3.4 million, respectively at December 31, 2011.

WM Life Re is subject to regulation and supervision by the BMA. As of December 31, 2011, WM Life Re had statutory capital and surplus of $26.4 million~~, which was in excess of the minimum requirement of the BMA.~~. The minimum statutory capital and surplus necessary to satisfy the BMA’s regulatory requirements for WM Life Re was $0.3 million at December 31, 2011.

Exhibit B

SCHEDULE II

CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT

CONDENSED BALANCE SHEETS

	December 31,
Millions	2011	2010
Assets:
Cash	$.7	$.3
Fixed maturity investments, at fair value (1)	1,334.5	5.8
Common equity securities, at fair value	1.9	1.8
Short-term investments, at amortized cost (1)	72.3	54.9
Other assets	5.1	4.5
Investments in consolidated and unconsolidated affiliates (1) (2)	2,687.3	3,821.2
Total assets	$4,101.8	$3,888.5
Liabilities:
Payable to subsidiary (1)	$(2.8)	$221.7
Accounts payable and other liabilities	16.9	13.8
Total liabilities	14.1	235.5
White Mountains’ common shareholders’ equity	4,087.7	3,653.0
Total liabilities and equity (2)	$4,101.8	$3,888.5

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,
Millions	2011	2010	2009
Revenues (including realized gains and losses)	$6.4	$1.1	$—
Expenses	51.7	42.2	38.3
Pre-tax loss	(45.3)	(41.1)	(38.3)
Income tax benefit (expense)	6.5	(.6)	(3.6)
Net loss	(38.8)	(41.7)	(41.9)
Equity in earnings (losses) from consolidated and unconsolidated affiliates (2)	806.7	128.2	511.9
Net income (loss) attributable to White Mountains’ common shareholders	767.9	86.5	470.0
Other comprehensive (loss) income items, after-tax	(81.7)	127.9	280.8
Comprehensive income attributable to White Mountains’ common shareholders	$686.2	$214.4	$750.8
Computation of net income (loss) available to common shareholders:
Net income available to common shareholders	$767.9	$86.5	$470.0

(1)                   In November 2011, Lone Tree Insurance Group Ltd., a direct wholly-owned subsidiary of the Registrant, was liquidated into the Registrant.  Significant noncash balances that were transferred to the Registrant as part of the liquidation included fixed maturity investments of $1,146.9, short-term investments of $284.7 and a payable to subsidiary of $417.5.

(2)                   In 2011, the Company revised the presentation of investments in consolidated and unconsolidated affiliates, total liabilities and equity and equity in earnings (losses) from consolidated and unconsolidated affiliates to be net of noncontrolling interests for all periods presented.

FS-2

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
Millions	2011	2010	2009
Net income attributable to White Mountains’ common shareholders (3)	$767.9	$86.5	$470.0
Charges (credits) to reconcile net income to net cash from operations:
Net realized and unrealized losses (gains) on sales of investments	(3.1)	.1	1.7
Undistributed current (earnings) losses from subsidiaries (3)	(806.7)	(128.2)	(511.9)
Dividends received from subsidiaries	—	—	8.4
Net federal income tax (payments) receipts	—	—	—
Net change in other assets and other liabilities	13.7	27.9	18.6
Net cash used for operations	(28.2)	(13.7)	(13.2)
Cash flows from investing activities:
Net decrease in short-term investments (4)	267.3	166.5	20.8
Purchases of investment securities (4)	(237.3)	(5.8)	(28.4)
Sales and maturities of investment securities	59.0	—	—
Issuance of debt (to) from subsidiaries	—	86.8	—
Repayment of debt (to) from subsidiaries (4)	192.5	—	200.0
Contributions to subsidiaries	—	—	—
Distributions from subsidiaries	7.2	—	29.0
Net change in unsettled investment purchases and sales	—	—	—
Net cash provided from investing activities	288.7	247.5	221.4
Cash flows from financing activities:
Issuance of debt	—	—	—
Repayment of debt	—	—	(200.0)
Proceeds from issuances of common shares	.9	.7	.9
Repurchases and retirement of common shares	(253.0)	(225.6)	(.4)
Dividends paid on common shares	(8.0)	(8.8)	(8.9)
Net cash used for financing activities	(260.1)	(233.7)	(208.4)
Net increase (decrease) in cash during the year	.4	.1	(.2)
Cash balance at beginning of year	.3	.2	.4
Cash balance at end of year	$.7	$.3	$.2

(3)                   In 2011, the Company revised the presentation of net income attributable to White Mountains’ common shareholders and undistributed current (earnings) losses from subsidiaries to be net of noncontrolling interests for all periods presented.

(4)                   In November 2011, Lone Tree Insurance Group Ltd., a direct wholly-owned subsidiary of the Registrant, was liquidated into the Registrant.  Significant noncash balances that were transferred to the Registrant as part of the liquidation included fixed maturity investments of $1,146.9, short-term investments of $284.7 and a payable to subsidiary of $417.5

FS-3

Exhibit C

Millions
Short-term investments, at amortized cost

Balance at December 31, 2010	$54.9
Cash flow changes during 2011
Net decrease in short-term investments	(267.3)

Increase of short-term investments from the liquidation of Lone Tree Insurance Group, Ltd.	284.7

Balance at December 31, 2011	$72.3

Payable to subsidiary

Balance at December 31, 2010	$221.7
Cash flow changes during 2011
Net change in other assets and liabilities (non-debt payables from subsidiaries)	0.5
Repayment of debt from subsidiaries	192.5
Total cash flow changes	193.0

Decrease in payable to subsidiary from the liquidation of Lone Tree Insurance Group, Ltd.	(417.5)

Balance at December 31, 2011	$(2.8)